SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 01-28190

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Camden National Corporation

Retirement Savings 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Camden National Corporation

2 Elm Street

Camden, Maine 04843

REQUIRED INFORMATION

The Camden National Corporation Retirement Savings 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2004 and 2003, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Camden National Corporation Retirement Savings 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Camden National Corporation Retirement Savings 401(k) Plan

By:	/s/ Laurel J. Bouchard	Date: June 29, 2005
Laurel J. Bouchard
Chief Administrative Officer
Committee Member

By:	/s/ Robert W. Daigle	Date: June 29, 2005
Robert W. Daigle
President & CEO
Committee Member

Appendix 1

CAMDEN NATIONAL CORPORATION

RETIREMENT SAVINGS 401(k) PLAN

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2004 and 2003

With Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

Audit Committee

Camden National Corporation Retirement Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine

June 20, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee

Camden National Corporation Retirement Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine

June 20, 2005

CAMDEN NATIONAL CORPORATION RETIREMENT SAVING 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Investments, at fair value	$15,916,266	$14,446,791

Contributions receivable
Participants’	558	—
Employer	325,094	228,690

Total contributions receivable	325,652	228,690

Net assets available for benefits	$16,241,918	$14,675,481

The accompanying notes are an integral part of these financial statements.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVING 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income
Interest and dividends	$309,631	$241,532
Net appreciation in fair value of investments	1,257,179	2,159,091

Net investment gain	1,566,810	2,400,623

Contributions
Employer	752,183	634,086
Participants’	966,832	912,708
Rollovers	343,439	173,478

Total contributions	2,062,454	1,720,272

Total additions	3,629,264	4,120,895

Deductions from net assets attributed to:
Benefits paid to participants	2,060,464	1,283,204
Administrative fees	2,363	2,325

Total deductions	2,062,827	1,285,529

Increase in net assets available for benefits	1,566,437	2,835,366
Net assets available for benefits
Beginning of year	14,675,481	11,840,115

End of year	$16,241,918	$14,675,481

The accompanying notes are an integral part of these financial statements.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVING 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

The following description of the Camden National Corporation Retirement Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Camden National Corporation (the Corporation) and its subsidiaries, Camden National Bank, Acadia Trust, N.A., and UnitedKingfield Bank, who have at least 30 days of service and are age twenty-one or older. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute the maximum amount allowed by law, but in no event more than $13,000 in 2004 and $12,000 in 2003. The Corporation matches 100% of participants’ contributions, up to 3% of salary, and 50% of participants’ contributions that exceed 3% of salary, but do not exceed 5% of salary. The Corporation may also make additional discretionary matching and profit sharing contributions. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon, safe harbor matching contributions and discretionary matching contributions. Vesting in the Corporation profit sharing portion of their accounts, plus earnings thereon, is based on a seven-year graded vesting schedule.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

Substantially all administrative expenses are paid by the Corporation.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or a 50% joint and survivor annuity. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.	Summary of Accounting Policies

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.	Investments

Investments are recorded at their fair values. Quoted market prices are used to determine the fair values. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their principal amount, which approximates fair value.

Investments that represent 5% or more of the Plan’s net assets are as follows:

	2004	2003
UnitedKingfield Bank Money Market Account	$2,859,916	$2,877,506
Janus Fund	1,251,243	1,217,609
Fidelity Growth and Income Fund	1,536,912	1,703,320
T. Rowe Price New Horizons Fund	1,019,541	799,390
Camden National Corporation common stock	1,282,559	1,158,598
Brandywine Fund	984,263	867,846
Fidelity Low-Priced Stock Fund	1,501,184	1,106,396
Franklin Mutual Series Beacon Fund	1,213,715	1,402,772
Vanguard Bond Index Total Market Index Fund	480,561	889,300

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual funds	$981,768	$1,880,654
Common stock	275,411	278,437

	$1,257,179	$2,159,091

4.	Tax Status

The Plan obtained its latest determination letter dated April 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	Party-In-Interest Transactions

Acadia Trust, N.A. (Acadia) is the Plan’s trustee. Employees of Acadia are also covered by the Plan, because Acadia is a wholly-owned subsidiary of Camden National Corporation. Compensation for services provided is paid directly by the Plan sponsor.

The Plan owned 32,544 and 38,162 shares of Camden National Corporation common stock valued at $1,282,559 and $1,158,598 at December 31, 2004 and 2003, respectively. Accordingly, these transactions qualify as party-in-interest.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 01-0413282 Plan #002

Required for IRS Form 5500

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Northern Institutional Money Market Account	Money Market	$54,589
*	UnitedKingfield Bank Money Market Account	Money Market	2,859,916
	Vanguard Bond Index Total Market Index Fund	Mutual Fund	480,561
	Vanguard Wellesley Income Fund	Mutual Fund	740,986
	Vanguard Life Strategy Income Portfolio Fund	Mutual Fund	282,020
	Vanguard Life Strategy Conservative Growth Portfolio Fund	Mutual Fund	91,694
	Vanguard Life Strategy Moderate Growth Fund	Mutual Fund	189,463
	Vanguard Life Strategy Growth Fund	Mutual Fund	202,458
	Vanguard Short-Term Bond Index Fund	Mutual Fund	57,600
	Fidelity Growth and Income Fund	Mutual Fund	1,536,912
	Janus Fund	Mutual Fund	1,251,243
	Franklin Mutual Series Beacon Fund	Mutual Fund	1,213,715
	Brandywine Fund	Mutual Fund	984,263
	Fidelity Low-Priced Stock Fund	Mutual Fund	1,501,184
	T. Rowe Price New Horizons Fund	Mutual Fund	1,019,541
	T. Rowe Price International Stock Fund	Mutual Fund	390,677
	Janus Worldwide Fund	Mutual Fund	453,790
	Dodge & Cox Stock Fund	Mutual Fund	619,324
	Royce Total Return Fund	Mutual Fund	334,598
*	Camden National Corporation	Common Stock, 32,544 shares	1,282,559
	Federated U.S. Treasury Cash Reserve	Cash Management Assets	47,052

*	Participant loans	4.00% - 11.00%, 10 years or less original maturity	322,121

			$15,916,266

*	Indicates party-in-interest to the Plan

Consent of Independent Registered Public Accounting Firm

As the independent registered public accountants of Camden National Corporation, we hereby consent to the incorporation by reference in Registration Statement No. 333-108214 of Camden National Corporation on Form S-8 of our report dated June 20, 2005, appearing in this Annual Report on Form 11-K of Camden National Corporation Retirement Savings 401(k) Plan for the year ended December 31, 2004.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine

June 20, 2005